Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2020-10

PolyMet Reports Results For Period Ended March 31, 2020

St. Paul, Minn., May 7, 2020 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported that it has filed its financial results for the three months ended March 31, 2020.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Highlights and recent events
The company received all key permits and approvals required to construct and operate NorthMet (subject to litigation) and secured title to the surface rights over and around the NorthMet mineral rights.  PolyMet also completed a drilling program in 2019 that resulted in significant increases in mineral reserves and resources.

More specifically:
●
Following receipt of the final key permit in March 2019, the company completed geotechnical investigations, installed monitoring wells, advanced project execution planning and implemented its environmental management system;

●
In November 2019, the company’s mineral resources and reserves for the NorthMet deposit were updated based on results of the 2018-2019 drilling program resulting in a Proven and Probable Reserve increase of 14% to 290 million tons and a Measured and Indicated Resource increase of 22% to 795 million tons;

●
In June 2019, the company completed a $265.0 million rights offering, fully backstopped by Glencore, AG (“Glencore”) with the proceeds used to fully repay outstanding debt and strengthen the company’s financial position.  As a result of the rights offering, Glencore’s ownership in the company increased to 71.6%;

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In March 2019, the company received the federal Record of Decision  and wetlands permit from the U.S. Army Corps of Engineers, which was the last key permit or approval needed to construct and operate the project;

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A number of legal challenges have been filed contesting various aspects of federal and state decisions.  The company continues to litigate these cases in state and federal court. It has received favorable final decisions in six cases to date, with five pending.

Goals and objectives for the next twelve months
PolyMet’s objectives include:

●	Successfully defend against legal challenges to permits;
●	Maintian political, social and regulatory support for the project; and
●	Continue engineering and optimization of the project.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	March 31, 2020	December 31, 2019

Cash & equivalents	$8,163	$7,401
Working capital	2,011	3,043
Total assets	459,435	457,315
Total liabilities	80,515	73,175
Shareholders’ equity	$378,920	$384,140

Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)
	Three months ended
Income and Cash Flow Statement	March 31, 2020	March 31, 2019

General & administrative expense	$5,207	$2,744
Other Expenses:
Finance & Other	1,677	622
Non-cash rehabilitation accretion	525	438
Non-cash loss on debenture modification	-	2,014
Loss for the period:	7,409	5,818
Loss per share	0.01	0.02
Investing Activities: NorthMet Property	$2,553	$5,721
Weighted average shares outstanding	1,005,882,764	322,050,719

●
Loss for the three months ended March 31, 2020, was $7.4 million compared with $5.8 million for the prior year period primarily due to additional studies related to engineering and further evaluation of the mineral resource and investment losses on restricted deposits.

●	PolyMet invested $2.5 million in cash into its NorthMet Project during the three months ended March 31, 2020, compared with $5.7 million for the prior year period.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

For the purposes of TSX approval, the company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized stock exchange, such as the NYSE American.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.